AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 19, 1998

                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549


                                  SCHEDULE 13E-4
                           ISSUER TENDER OFFER STATEMENT
       (Pursuant to Section 13(e) (1) of the Securities Exchange Act of 1934)
                                  (Amendment No.2)

                                  S&T BANCORP, INC.
                                  (Name of issuer)

                                  S&T BANCORP, INC.
                        (Name of Person (s) Filing Statement)

                        COMMON STOCK, $2.50 PAR VALUE PER SHARE
                             (Title of Class of Securities)

                                      783859101
                          (CUSIP Number of Class of Securities)

                                    ROBERT E. ROUT
                                CHIEF FINANCIAL OFFICER
                                   S&T BANCORP, INC.
                                800 PHILADELPHIA STREET
                                   INDIANA, PA  15701
                                     (412)-349-1800
       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of the Person(s) Filing Statement)

                                       COPIES TO:
                                    RICHARD E. BALTZ
                                    ARNOLD & PORTER
                                 555 TWELFTH STREET, N.W.
                                 WASHINGTON,  D.C.  20004
                                     (202) 942-5124
                                   (202)942-5999 (FAX)

                                    JANUARY 20, 1998
      (Date Tender Offer First Published, Sent or Given to Security Holders)

                                CALCULATION OF FILING FEE

    TRANSACTION VALUATION*                              AMOUNT OF FILING FEE*
    $73,500,000                                         $14,700**

*Calculated solely for the purpose of determining the filing fee, based upon the purchase of 1,500,000 shares at the maximum tender offer price of $49.00 per share.

    **Previously paid.

{ } Check box if any of the fee is offset as provided by Rule 0-11(a) (2) and identify with which the offsetting fee was previously paid.

    Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:  NA                         Filing Party:  NA

    Form or Registration No:  NA                        Date Filed:  NA

    The Issuer Tender Offer Statement on Schedule 13E-4 dated January 20, 1998 relating to the offer by S&T Bancorp, Inc. (the "Company") to purchase up to 1,500,000 shares of the Company's common stock, $2.50 par value per share (the "Shares"), at per share prices specified by tendering shareholders not less than $46.00 nor in excess of $49.00 per Share, in cash, net to the shareholder, upon the terms and subject to the conditions set forth in the Company's Offer to Purchase dated January 20, 1998 and in the related Letter of Transmittal, is hereby amended as follows:

    ITEM 1.  Security and Issuer

    (b) Upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 20, 1998 and related Letter of Transmittal, the Company is extending its Offer until 5:00 p.m., Eastern time, on February 20, 1998, unless further extended.

    To date, approximately 435,000 shares have been tendered.

    ITEM 9.  Material to be Filed as Exhibits.

              (a) (14) Press Release dated February 19, 1998.

                                               SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule 13E-4 is true, complete and correct.

    February 19, 1998
                                               S&T BANCORP, INC.

                                               By: /s/ James C. Miller
                                               James C. Miller,
                                               President and Chief
                                               Executive Officer

Exhibit Item 9(a) (14)





Contact:  Jim Barone

412-465-1417



TO BE RELEASED:

Thursday, February 19, 1998

At 8:30 a.m.





S&T Bancorp, Inc. Announces Extension of Pending

 Tender Offer





Indiana, Pennsylvania (Nasdaq NMS:STBA) - S&T Bancorp,

Inc. announced today that it is extending its pending

offer to purchase up to 1,500,000 shares of its common

stock at a purchase price of not less than $46.00 nor

in excess of $49.00 per share.





Upon the terms and subject to the conditions set forth

in the Offer to Purchase dated January 20, 1998, the

Offer, as extended, will expire at 5:00 p.m., Eastern

time, on February 20, 1998, unless further extended

("Expiration Date").  Tendered Shares may be withdrawn

at any time prior to the Expiration Date.





To date, approximately 435,000 shares have been

tendered.





The offer is being extended to allow for collection

and processing of tenders due to the Holiday on

February 16, 1998.





Requests for assistance or additional sets of the

offering materials may be directed to the information

agent, Corporate Investor Communications, Inc., at

(800) 201-9605.